Mail Stop 4561
via facsimile 011-27-11-403-8854

January 23, 2008

Mr. Roeloff Boettger
Sappi Limited
48 Ameshoff Street
Braamfontein, Johannesburg 2001
Republic of South Africa

> **Re:** **Sappi Limited**
> **Form 20-F for the year ended October 1, 2006**
> **Filed December 15, 2006**
> **Form 6-K filed August 8, 2007**
> **File No. 1-14872**

Dear Mr. Boettger:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant